FORM 6-K
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of September, October and November, 2005

QSound Labs, Inc.
(Translation of Registrant's Name into English)
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400 - 3115 12 Street N.E.
Calgary, Alberta Canada T2E 7J2
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes 2005 Third Quarter Report, Certificates of CEO and CFO, and press releases dated September 6, October 6 and November 3, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

Date: November 4, 2005	By:	/s/ Joanna Varvos
Joanna Varvos
Corporate Secretary

Exhibit List

23.1    CEO Certification
23.2    CFO Certification
99.1    Press Release dated September 6, 2005
99.2    Press Release dated October 6, 2005
99.3    Press Release dated November 3, 2005
99.4    Q3 2005 Financial Statements
99.5    2005 Third Quarter Interim Report